
August 29, 2022

Willie Chiang
Chairman and Chief Executive Officer
Plains GP Holding, L.P.
333 Clay Street
Suite 1600
Houston, TX 77002

      Re: Plains GP Holdings, L.P.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-36132

Dear Mr. Chiang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Energy & Transportation